FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                      ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Further to the relevant announcements of 8 and 9 January 2007, National Bank of Greece (NBG) announces the following, for the information of investors:

Through the tender offer, from 8 January until 12:00 noon today NBG acquired 4,605,109,351 ordinary shares of Finansbank, corresponding to 36.8% of its share capital.

Pursuant to the above, NBG’s total participation in the share capital of Finansbank now amounts to 82.8%.

Athens, 19 January 2007

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Following a previous announcement of 12.1.2007, National Bank of Greece informs investors that it has submitted a binding offer for the acquisition of a majority shareholding in the share capital of a Ukrainian bank.

As always, National Bank of Greece will inform investors immediately and impartially of any conclusive developments with respect to the said process.

Athens, 19 January, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 22nd January, 2007
Vice Chairman – Deputy Chief Executive Officer